United States Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2001

DIALOG SEMICONDUCTOR PLC (Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Translation of registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

TABLE OF CONTENTS
1. Other Events

On November 8, 2001, in Germany, the Company issued a press release announcing its inclusion in the NEMAX 50. A copy of the Company's press release dated November 21, 2001 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On November 21, 2001, in Germany, the Company issued a press release announcing the retirement of Mr. Mark Smith from its Board of Directors. A copy of the Company's press release dated November 21, 2001 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

2. Exhibits

99.1 Press release of the Company dated November 8, 2001.

99.2 Press release of the Company dated November 21, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                            Date  November 25, 2001      By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

EXHIBIT INDEX

1. News release of the Company dated November 8, 2001.

2. News release of the Company dated November 21, 2001.

NEWS RELEASE

Dialog Semiconductor now listed on the Nemax 50

Kirchheim/ Teck-Nabern (Germany), November 8, 2001 - Dialog Semiconductor Plc (Neuer Markt: DLG, Nasdaq & Easdaq: DLGS) - a developer and supplier of Mixed Signal ASICs (Application Specific Integrated Circuits) to the mobile telecommunications industry - will be listed in the Nemax 50 as of 27 December 2001. This was announced by the working committee for equity indices of Deutsche Boerse AG yesterday evening. Dialog Semiconductor is one of the fifty largest and most highly traded stocks in the Neuer Markt index. Criteria for being listed on the Nemax 50 are market capitalisation at the 31 October 2001 deadline and the stock exchange trading volume on the Xetra and on the floor of the Frankfurt Stock Exchange.

Roland Pudelko, CEO & President of Dialog Semiconductor, expressed his pleasure at being listed on this index and concludes that as a result of this recognition Dialog will be even more highly respected by institutional and private investors in Germany and from abroad.

Retirement of Non Executive Director

Kirchheim/Teck-Nabern (Germany), November 21, 2001 - Dialog Semiconductor Plc (Neuer Markt: DLG, Nasdaq & Nasdaq Europe: DLGS) - a developer and supplier of Mixed Signal ASICs (Application Specific Integrated Circuits) to the mobile telecommunications industry - confirms the retirement of Mr. Mark Smith from the Board of Directors with immediate effect.

Mr. Smith was formerly Chairman of the Board, President and Chief Executive Officer of Universal Data Systems until he co-founded Adtran, where he currently serves as Chairman of the Board and Chief Executive Officer. He joined the Board of Directors of Dialog Semiconductor PLC in March of 1998.

The Chairman would like to express his thanks to Mr. Smith for his service as a Director to the Company.

Information about Dialog Semiconductor

Dialog Semiconductor Plc develops and supplies mixed signal ASICs for wireless, communications and automotive applications. Dialog's power management and Audio CODEC ASICs developed in 100% CMOS are used by major handset OEMs (original equipment manufacturers). The company focuses on high volume applications where it can exploit its mixed signal expertise, IP analog design library and quick execution from specification to delivery. Dialog's Quality and Environmental Management System is certified in accordance with ISO 14001 und QS 9000 at all major locations. The company is headquartered near Stuttgart, Germany with additional design centres in the UK, the USA, Sweden, Austria and Japan and employs 287 people globally.

Contact

Dialog Semiconductor
Andrea Habrunner
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail andrea.habrunner@diasemi.com
Internet www.dialog-semiconductor.com